U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     Tolworthy       Thomas            A.
     (Last)         (First)        (Middle)

     c/o Barnes & Noble, Inc.
     122 Fifth Avenue
     (Street)

     New York       New York       10011
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc.    Symbol=BKS

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     September 1997

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer (Check all applicable)

     / /  Director                           / /  10% Owner
     /X/  Officer (give title below)         / /  Other (Specify below)

     Vice President

7.   Individual or Joint/Group Filing (Check applicable line)

     /X/  Form Filed by one Reporting Person
     / /  Form Filed by more than one Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned





                                                                                    5. Amount of
                                                                                       Securi-
                                                                                       ties
                                                         4.  Securities Acquired (A)   Bene-        6. Owner-
                                2. Trans-   3. Trans-        or Disposed of (D)        ficially        ship
                                   action      action        (Instr. 3, 4 and 5)       Owned at        Form:        7. Nature of
                                   Date        Code      ---------------------------   End of          Direct(D) or    Indirect
                                  (Month/      (Instr. 8)            (A)               Month           Indirect        Beneficial
1.  Title of Security              Day/     ------------   Amount     or     Price     (Instr.         (I)             Ownership
    (Instr.3)                      Year)     Code   V                (D)               3 and 4)        (Instr.4)      (Instr. 4)
-----------------------------   ---------   -----  ---    --------    ---    --------  ------------    -------------   ----------

Common Stock, par value $.001    9/11/97       M          5,000	       A     $20.000
Common Stock, par value $.001    9/11/97       S          5,000	       D     $46.000
Common Stock, par value $.001    9/11/97       M          3,859	       A     $24.000
Common Stock, par value $.001    9/11/97       S          3,859	       D     $46.000
Common Stock, par value $.001    9/11/97       M         10,000	       A     $30.000
Common Stock, par value $.001    9/11/97       S         10,000	       D     $46.000
Common Stock, par value $.001    9/16/97       M         10,000	       A     $24.375
Common Stock, par value $.001    9/16/97       S         10,000	       D     $48.000         -0-

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                     2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                        sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                        Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                        Price of      Date        Code          Disposed of (D)         -----------------------
                                        Deriv-        (Month/  (Instr. 8)       (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security         ative         Day/     ----------      -----------------------    Exercis-     Expiration
   (Instr. 3)                           Security      Year)    Code     V           A          D          able         Date
----------------------------------   -----------   ----------  -----  -----    ----------- -----------    ----------   ----------
Stock Option (Right to Buy)             $20.000       9/11/97	  M                       5,000	          (1)         9/27/03
Stock Option (Right to Buy)             $24.000       9/11/97     M                       3,859           (2)         4/1/04
Stock Option (Right to Buy)             $30.000       9/11/97     M                      10,000           (3)         4/4/05
Stock Option (Right to Buy)             $24.375       9/16/97     M                      10,000           1/16/97     1/16/06
Stock Option (Right to Buy)             $34.250       4/3/97      A       V              29,989           (4)         4/2/07


                                                                              9. Number of    10. Ownership Form
                                                                                 Derivative       of Deriv-
                                                                                 Securities       ative
                            7. Title and Amount of Underlying                    Benefi-          Security:
                               Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                            ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                    Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative              Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                              Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------      --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option (Right to Buy)   Common Stock           5,000
Stock Option (Right to Buy)   Common Stock           1,069
Stock Option (Right to Buy)   Common Stock           2,188
Stock Option (Right to Buy)   Common Stock           3,000
Stock Option (Right to Buy)   Common Stock          29,989                       90,033(5)         D

Explanation of Responses:

(1) These options became exercisable in one-third increments on September 27 of each of the years 1994 through 1996.
(2) These options became exercisable in one-third increments on April 1 of each of the years 1995 through 1997.
(3) These options became exercisable in one-half increments on April 4 of each of the years 1996 and 1997.
(4) These options become exercisable in one-fourth increments on April 3 of each of the years 1998 through 2001.
(5) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Common Stock, par value $.001.



     /s/ Thomas A. Tolworthy                          October 9, 1997
     -------------------------------                --------------------
     **Signature of Reporting Person                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.